Principal Funds 711 High Street, Des Moines, IA 50392 800 222 5852 tel www.principalfunds.com
July 13, 2026
Mr. Kamal Bhatia
Chief Executive Officer and President
Principal Funds, Inc.
Principal Financial Group
Des Moines, IA 50392
Dear Mr. Bhatia:
Principal Global Investors, LLC intends to purchase the following shares (the “Shares”):

Principal Funds, Inc.	Purchase Amount	Shares Purchased
International Bond Fund, Class R6	$10,000	1,000

Each share of the PFI International Bond Fund, Class R6 has a par value of $.01 and a price of $10.00 per share. In connection with such purchase, Principal Global Investors, LLC. represents and warrants that it will purchase such Shares as an investment and not with a view to resell, distribute or redeem.

PRINCIPAL GLOBAL INVESTORS, LLC

BY	/s/ George Djurasovic
George Djurasovic,
Vice President - Principal Asset Management and General Counsel